Exhibit 99.1

Investors Bancorp, Inc. to Acquire The Bank of Princeton, Expanding Its Franchise Into the Princeton and Philadelphia Markets

Conference Call Scheduled for 10:00 a.m. Tomorrow, May 4, 2016

SHORT HILLS, N.J. and PRINCETON, N.J., May 3, 2016 (PRNewswire) — Investors Bancorp, Inc. (NASDAQ:ISBC) and The Bank of Princeton (PRIVATE: NJ) today announced the signing of a definitive merger agreement under which The Bank of Princeton will merge with and into Investors Bank, the wholly-owned subsidiary of Investors Bancorp, Inc. Consideration will be paid to The Bank of Princeton stockholders in a combination of stock and cash valued at $154 million, inclusive of options and warrants and based on Investors Bancorp’s closing price of $11.43 on May 3, 2016.

Upon completion of the transaction, Investors Bank will add 13 branches primarily in the greater Princeton, NJ area and in Philadelphia, PA. As of March 31, 2016, The Bank of Princeton had assets of $1.0 billion, loans of $842 million and deposits of $820 million. 2015 net income was $11 million, implying a return on average assets of 1.12% and return on average equity of 13.0%.

With approximately $22 billion in assets post-closing, Investors Bancorp will be positioned to deliver a wide range of comprehensive retail and commercial banking services through a combined network of 156 branches throughout the Philadelphia to New York City corridor. Pro forma for the acquisition, Investors Bancorp will rank fourth in deposits in Mercer County, an area with per capita income well above national and regional averages.

“We are pleased to partner with The Bank of Princeton, a commercial bank with a track record of strong profitability and growth” said Investors Bancorp’s President & CEO, Kevin Cummings. “This merger will establish an important presence for Investors Bank in Princeton and will introduce us to the Philadelphia market. It will also add scale to our current Mercer County markets.”

Edward Dietzler, The Bank of Princeton’s President, commented, “We believe The Bank of Princeton’s customers and stockholders will benefit greatly from this transaction. Investors Bank brings additional retail and business banking products, expanded lending capabilities and capital strength that will enable the combined company to better compete in our marketplace. Our officers and employees look forward to joining the Investors Bank team.”

Under the terms of the agreement, 60% of The Bank of Princeton’s common shares will be converted into Investors Bancorp common stock and the remaining 40% will be exchanged for cash. The Bank of Princeton’s stockholders will have the option to elect to receive either 2.633 shares of Investors Bancorp common stock or $30.75 in cash for each common share of The Bank of Princeton, subject to proration to ensure that in the aggregate 60% of The Bank of Princeton’s shares will be converted into Investors Bancorp common stock.

The transaction is expected to be 6%, or $0.04, accretive to analyst consensus 2017 earnings per share and 2%, or $0.19, dilutive to tangible book value, with a tangible book value earnback of approximately 3.5 years using the “crossover” method. The estimated internal rate of return exceeds 15%. Key transaction assumptions include cost savings of at least 35%, a gross pre-tax credit mark of $19 million, and an after-tax restructuring cost of $6 million.

Leadership

After the transaction is completed, Investors Bancorp will create an advisory board consisting of certain members of The Bank of Princeton’s board of directors. Key senior executives will remain with Investors Bancorp through merger integration.

Charitable Foundation

The Investors Charitable Foundation is expected to allocate $1 million to support the communities which The Bank of Princeton currently serves. The Investors Charitable Foundation supports initiatives in the arts, education, youth development, affordable housing, and health and human services. Since its establishment in 2005, the Investors Charitable Foundation has dedicated more than $15 million in support of the communities the bank serves. In May 2014, in connection with its second step conversion, an additional $20 million was contributed to the Investors Charitable Foundation.

Approvals

The definitive agreement has been approved by the boards of directors of Investors Bancorp, Investors Bank and The Bank of Princeton. The completion of the transaction is subject to The Bank of Princeton’s stockholder approval and regulatory approvals. All of The Bank of Princeton directors and executive officers, who own shares representing approximately 10% of The Bank of Princeton’s outstanding common stock, have entered into voting agreements to vote their shares in favor of the transaction. Subject to approvals, the transaction is expected to close in the fourth quarter of 2016.

Advisors

RBC Capital Markets acted as financial advisor to Investors Bancorp and Keefe Bruyette & Woods, A Stifel Company, provided a fairness opinion. Luse Gorman, PC acted as legal counsel to Investors Bancorp. Sandler O’Neill acted as financial advisor to The Bank of Princeton and Stevens & Lee acted as its legal counsel.

Conference Call

Investors Bancorp will host a conference call and webcast on May 4, 2016 at 10:00 a.m. Eastern Time to discuss the transaction. The conference call will be accessible by dialing 1-866-218-2404, or by visiting www.myinvestorsbank.com. Callers who pre-register will bypass the live operator and may avoid any delays in joining the conference call. Participants will immediately receive an online confirmation, an email and a calendar invitation for the event. A copy of the investor presentation will be made available prior to the call on the Investors Bancorp’s website www.myinvestorsbank.com

Conference Call Pre-registration link: http://dpregister.com/10085899

About Investors

Investors Bancorp, Inc. is the holding company for Investors Bank, which as of March 31, 2016 operates from its corporate headquarters in Short Hills, New Jersey and 143 branches located throughout New Jersey and New York.

About The Bank of Princeton

The Bank of Princeton is a community bank founded in 2007. The bank is a New Jersey state-chartered commercial bank with ten branches in New Jersey, including three in Princeton and others in Hamilton, Pennington, Montgomery, Monroe, Lambertville, Lawrenceville, and New Brunswick. There are also three branches in the Philadelphia, Pennsylvania area, operating as MoreBank, a division of The Bank of Princeton. The Bank of Princeton is a member of the Federal Deposit Insurance Corporation (“FDIC”).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Investors Bancorp, Inc. and The Bank of Princeton, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Investors Bancorp, Inc.’s and The Bank of Princeton’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Investors Bancorp, Inc.’s and The Bank of Princeton’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Investors Bancorp, Inc. and The Bank of Princeton may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of The Bank of Princeton may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) difficulties associated with achieving expected future financial results; (10) competition from other financial services companies in Investors Bancorp, Inc.’s and The Bank of Princeton’s markets; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Investors Bancorp, Inc.’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (www.sec.gov) and The Bank of Princeton’s reports filed with the FDIC and available at the FDIC’s Internet site (www.fdic.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Investors Bancorp, Inc. or The Bank of Princeton or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, each of Investors Bancorp, Inc. and The Bank of Princeton does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Important Additional Information

This communication is being made in respect of the proposed merger transaction involving Investors Bancorp, Inc. and The Bank of Princeton. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Investors Bancorp, Inc. intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of The Bank of Princeton and a prospectus of Investors Bancorp, Inc., and each party will file other documents regarding the proposed transaction with the SEC and the FDIC, as applicable. A definitive proxy statement/prospectus will also be sent to The Bank of Princeton stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of The Bank of Princeton are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Investors Bancorp, Inc. with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. The documents filed by The Bank of Princeton filed with the FDIC may be obtained free of charge at the FDIC’s website at www.fdic.gov. In addition, the documents filed by Investors Bancorp, Inc. may be obtained free of charge at its website at www.myinvestorsbank.com or by contacting Investors Bancorp, Inc., 101 JFK Parkway, Short Hills, New Jersey 07078, Attention: Marianne Wade, telephone 973-924-5100 and the documents filed by The Bank of Princeton may be obtained free of charge at The Bank of Princeton’s website at https://thebankofprinceton.com or by contacting The Bank of Princeton, 183 Bayard Lane, Princeton, New Jersey 08540, Attention: Edward Dietzler, telephone 609-454-0717.

The Bank of Princeton and its directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from The Bank of Princeton’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of The Bank of Princeton and their ownership of its common stock is set forth in the proxy statement for The Bank of Princeton’s 2016 annual meeting of stockholders, as previously filed with the FDIC on April 15, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Investor Relations Contacts

Investors Bancorp, Inc.

Contact: Marianne Wade

(973) 924-5100

investorrelations@myinvestorsbank.com

The Bank of Princeton

Contact: Edward Dietzler

(609) 454-0717